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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE

Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 30 September, 2008, Dr. Ta-Lin Hsu (“Dr. Hsu”) resigned as a Class II Independent Non-Executive Director of the Company.

Dr. Hsu, initially appointed as a director of the Company in 2001, resigned as a Class II Independent Non-Executive Director of the Company on 30 September, 2008. Dr. Hsu has confirmed with the Company that he had tendered his resignation as he wished to focus more on his other businesses and investments, that he had no disagreement with the board of directors and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to take this opportunity to thank Dr. Hsu for his valuable service and contributions to the Company.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC

6 October, 2008